UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

❒       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number: 000-27385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.   The Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedule are included in this Annual Report on Form 11-K in lieu of the information required by Items 1-3 of Form 11-K.

Table of Contents
Page
Financial Statements and Exhibits

(a) Financial Statements:

Reports of Independent Registered Public Accounting Firms	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	6

Notes to Financial Statements	7

(b) Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) - December 31, 2010	14

(c) Signatures	15

(d) Exhibits	16

See Exhibit Index

Supplemental schedules other than those listed above have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Audit and Investment Committees
Interactive Intelligence, Inc. 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statement of net assets available for benefits of Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  The Plan's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Interactive Intelligence, Inc. 401(k) Savings Plan as of and for the year ended December 31, 2009, were audited by other accountants whose report dated June 17, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

Indianapolis Indiana
June 28, 2011

Federal Employer Identification Number:  44-0160260

Report of Independent Registered Public Accounting Firm
Audit and Investment Committees
Interactive Intelligence, Inc. 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statement of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2009. The financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, net assets available for benefits of the Plan as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

June 17, 2010

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2010	2009
Cash and cash equivalents	$1,469	$1,462
Investments, at fair value	27,068,975	20,554,184

Receivables:
Employer contributions, net of forfeitures	914,534	563,334
Notes receivable from participants	355,337	297,218
Net assets available for benefits, before adjustments	28,340,315	21,416,198
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	--	82,884
Net assets available for benefits	$28,340,315	$21,499,082

See accompanying notes to financial statements

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Contributions:
Participants	$3,351,804
Rollovers	115,151
Employer	914,534
4,381,489
Investment income:
Dividend income	455,971
Net realized and unrealized appreciation in fair value of investments	3,215,192
Interest income from notes receivable from participants	19,522
3,690,685
Total additions	8,072,174

Deductions from net assets attributed to:
Benefits paid to participants	1,227,661
Administrative expenses	3,280
Total deductions	1,230,941

Net increase	6,841,233

Net assets available for benefits at:
Beginning of year	21,499,082
End of year	$28,340,315

See accompanying notes to financial statements

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements
December 31, 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Interactive Intelligence, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan established by Interactive Intelligence, Inc. (the “Company” and “Plan Administrator”) for qualifying employees effective January 1, 1996. The Plan is administered by an Investment Committee appointed by the Company. The trustee of the Plan is Bank of America, N.A., formally known as Merrill Lynch Trust Company (“Bank of America” or the “Trustee”). The record-keeper of the Plan is Merrill Lynch Pierce Fenner & Smith, a subsidiary of Bank of America (“Merrill Lynch”). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the option to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, either full or partial, participants become fully vested in their entire account balances.

Eligibility

For purposes of making a pre-tax and/or Roth contribution or rollover contribution, an employee must have reached 21 years of age to be eligible for participation in the Plan. If an employee has met the age requirement, he or she is eligible to participate in the Plan as of his or her first day of service. Employees are automatically enrolled into the Plan upon meeting the above criteria at 5% of eligible compensation. If a participant wishes not to contribute to the Plan, they have 60 days to opt out or decline participation by changing their contribution percentage to zero through the Bank of America website.

Contributions

Each year participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan. Participant contributions are subject to the maximum limitations as defined in the Internal Revenue Code, as amended (the “Code”), plus “catch-up” adjustments as permitted by the Code. Participants may also contribute amounts representing qualified rollovers from other qualified benefit plans. Qualified matching and qualified profit sharing Company contributions may be made as determined by the Company.

In November 2009, the Company announced to its employees that for the year ended December 31, 2010, and subject to the Company achieving specified financial performance targets, the Company would make a matching contribution to eligible participants of up to 33% of the first 9% of their pre-tax compensation contributed to the Plan. If the Company achieved a U.S. Generally Accepted Accounting Principles (“GAAP”) reported operating margin of 4%, participants would earn one third of the full match. If the Company achieved a GAAP reported operating margin of 6%, participants would earn two thirds of the full match. If the Company achieved a GAAP reported operating margin of 8%, participants would earn the full match. Upon determination of the Company’s fiscal 2010 financial results, which were not finalized until early 2011, it was determined that the Company had met the third tier of the annual performance target during 2010, and each eligible participant received the applicable Company matching contribution during the first quarter of 2011.  The total amount of the Company’s matching contribution for the year ended December 31, 2010 was $914,534.

In December 2010, the Company announced to its employees that for the year ended December 31, 2011, and subject to the Company achieving specified financial performance targets, the Company will make a matching contribution to eligible participants consistent with the matching contribution in 2010 described above.

Rollover and Transfer Contributions

The Plan permits participants to have their account balance in other qualified plans rolled over to the Plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

 Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. For an eligible participant who has worked for the Company for less than four years at the time of the Company matching contribution, the contribution will vest in equal installments over four years based on the anniversary date of the participant’s employment. For an eligible participant who has worked for the Company for four or more years at the time of contribution, the contribution will be 100% vested. Company profit sharing contributions also fall under the four year vesting schedule described above.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, and an allocation of Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts based on the ratio of their account balance to the total fund balance. The benefit to which a participant is entitled equals the participant’s vested account balance.

Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by Bank of America, the trustee and record-keeper of the Plan, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

In addition, the Plan’s investments include shares of the Company’s common stock. The Company is the Plan sponsor and, therefore, transactions involving the acquisition or disposition of the Company’s common stock also qualify as party-in-interest transactions. The Company has never declared or paid cash dividends on its common stock.

Investment Options

When participants are enrolled into the Plan upon meeting the eligibility criteria, their contributions are automatically invested in the Goal Manager – Moderate Model fund. However, participants may direct their contributions to any of the investment options selected by the Plan Administrator and may change their allocations daily.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Participants may also elect in-service withdrawals or may roll over their accounts from the Plan to another qualified retirement plan. Such benefit payments are subject to the provisions of the Plan. In the event of an active or inactive participant’s death, the value of the vested participant’s account balance will become payable to the participant’s beneficiary.

Notes Receivable from Participants

A participant of the Plan can borrow from his or her account. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by promissory notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market rates at the date the loan is issued. This interest is credited to the participant’s account balance. Participant loans are reported as notes receivable at the amortized principal balance plus accrued but unpaid interest, which approximates fair value. Both the maximum amounts available and repayment terms for such borrowings are subject to the provisions of the Plan.

The accrual of interest on loans is discontinued at the time the loan is called due upon the expiration of the payback period. If payments by the participant on the loan are past due at that time, a deemed distribution occurs and the participant is sent an IRS tax form 1099R, Distributions From Pensions, Annuities, Retirement or Profit-Sharing Plans, IRAs, Insurance Contracts, etc., requiring the payment of taxes on the distribution. The loan is then removed from the Plan’s books.

Forfeitures

Forfeitures are non-vested account balances of terminated employees. Company matching contribution forfeitures will be used first to reduce Company contributions. Any remaining forfeitures will be used to offset Plan expenses with any remaining forfeitures then allocated to participants’ account balances. Company profit sharing contribution forfeitures will be reallocated amongst active participants. No forfeitures were used to reduce 2010 Company contributions. Company matching forfeitures totaling $6,103 were used to reduce 2009 Company contributions. There were no unallocated forfeitures as of December 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for 2009 and on a fair value basis for 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in common stock and mutual funds are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Net appreciation in fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has $1,812,588 of investments in the Retirement Preservation Trust (“Trust”), a collective investment trust fund, which is reported at fair value using the audited financial statements of the Trust. As of December 31, 2010, the Trust had approved a resolution to terminate and liquidate its assets. The Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at fair value. As of December 31, 2009, the Plan had $1,135,992 of investments in the Trust which was reported at fair value and adjusted to a contract value of $1,218,876, equal to the principal balance plus accrued interest. These investments were redeemable with the fund at contract value.

Due to the nature of the investments held by the funds, changes in the market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan was to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

Payments to Participants

Payments to participants, including in-service withdrawals, transfers and qualified distributions, are recorded when paid.

Administrative Expenses

Expenses related to the Plan may be paid by either the Plan, Plan participants or the Company; however, Plan participants have typically paid for these expenses as they relate to such items as loan fees.

Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 financial statement presentation.  These reclassifications had no effect on the statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

●  Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●  Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●  Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The Plan also invests in a common collective trust whose funds are traded daily and does not adjust the quoted price for such investments.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements at Reporting Date Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Small Growth	$3,240,590	$3,240,590	$--	$--
Large Growth	3,666,801	3,666,801	--	--
Small Blend	85,874	85,874	--	--
Mid/Large Blend	6,153,287	6,153,287	--	--
International	4,504,888	4,504,888	--	--
Health	174,718	174,718	--	--
Diversified Emerging Markets	1,166,414	1,166,414	--	--
Intermediate – term Bond	3,734,217	3,734,217	--	--
Technology	449,558	449,558	--	--
Utilities	756,082	756,082	--	--
Total mutual funds	23,932,429	23,932,429	--	--
Interactive Intelligence, Inc. common stock	1,323,958	1,323,958	--	--
Common collective trust	1,812,588	--	1,812,588	--
Total	$27,068,975	$25,256,387	$1,812,588	$--

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements at Reporting Date Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Small Growth	$2,618,279	$2,618,279	$--	$--
Large Growth	2,880,271	2,880,271	--	--
Mid/Large Blend	4,533,010	4,533,010	--	--
Mid Cap Value	147,479	147,479	--	--
International	3,355,586	3,355,586	--	--
Health	213,744	213,744	--	--
Diversified Emerging Markets	783,854	783,854	--	--
Intermediate – term Bond	2,663,064	2,663,064	--	--
Technology	283,598	283,598	--	--
Utilities	659,541	659,541	--	--
Total mutual funds	18,138,426	18,138,426	--	--
Interactive Intelligence, Inc. common stock	1,279,766	1,279,766	--	--
Common collective trust	1,135,992	--	1,135,992	--
Total	$20,554,184	$19,418,192	$1,135,992	$--

4.	INVESTMENTS

The market values of individual investments that represent 5% or more of the Plan’s net assets are follows:

	December 31,
	2010		2009
Mutual funds:
Davis NY Venture A	$3,990,583		$3,310,740
PIMCO Total Return A	3,734,212		2,663,064
Wells Fargo Adv Premier Large	3,666,802		***
ING Global Value Choice Fund A	3,301,667		***
Eaton Vance Small Cap Fund A	2,961,721		2,324,125
American funds Growth Fund of America R3	***		2,880,271
American Funds Capital World Growth & Income R3	***		2,370,241
BlackRock S&P 500 Index I**	1,747,414		1,222,270

Common stock:
Interactive Intelligence, Inc. *	***		1,279,766

Common collective trust:
Retirement Preservation Trust (1) **	1,812,588	(1)	1,135,992	(1)
_______________

*  Indicates a party-in-interest to the Plan.

**  These funds are managed by Bank of America, the Plan trustee and record-keeper and represent a party-in-interest to the Plan.

***  Investment did not represent 5% or more of the Plan’s net assets.

(1)
The amounts as of December 31, 2010 and 2009 represent the fair value. The contract value of these amounts, which is the amount available for Plan benefits, was equal to the fair value as of December 31, 2010 and was $1,218,876 as of December 31, 2009.

During 2010, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$2,649,655
Interactive Intelligence, Inc. common stock	565,537
$3,215,192

5.	INVESTMENT CONTRACTS

The Trust is a collective investment trust fund that invests mainly in insurance companies, synthetic guaranteed investment contracts (“GICS”) and money market instruments, with the majority of the investments being held in GICS. The underlying investments of the GICS are primarily in pools of investment contracts that are issued by insurance companies and commercial banks, as well as a wrapper contract issued by a financially responsible third-party. As of December 31, 2010, the Trust had approved a resolution to terminate and liquidate its assets. The contract value of investments of the Trust are now equal to the fair value, and represent the amount participants in the Trust would receive if they were to initiate permitted transactions under the term of the underlying Plan. The Trust terminated operations on February 28, 2011 and was liquidated on March 1, 2011 through an in-kind distribution to unitholders.

6.	INCOME TAX STATUS

The Plan is a prototype plan administered by Merrill Lynch. The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by a letter dated March 31, 2008 that its amended and restated prototype plan as of January 1, 2007 is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated on November 2, 2009. The Plan is required to operate in conformity with the Code to maintain its qualification. Although it was amended since receiving the opinion letter from the IRS, the Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Tax years 2007 and forward remain open for examination for federal tax purposes.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risk and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total income according to the financial statements at December 31, 2010 as compared to the Form 5500:
2010
Total additions per financial statements	$8,072,174
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	82,884
Total income per the Plan’s Form 5500	$8,155,058

The following is a reconciliation of net assets available for benefits according to the financial statements at December 31, 2009 as compared to the Form 5500:
2009
Net assets available for benefits according to the financial statements	$21,499,082
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(82,884)
Net assets available for benefits according to the Form 5500	$21,416,198

SUPPLEMENTAL SCHEDULE

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

EIN: 35-1933097	Plan Number: 001

December 31, 2010

	Description of investment, including
Identity of issue, borrower, lessor or similar party	maturity date, rate of interest, collateral, par, or maturity value		Current value
Mutual funds:
Davis NY Venture Fund A	116,208	shares	$3,990,583
PIMCO Total Return Fund A	344,167	shares	3,734,212
Wells Fargo Adv Premier Large	396,411	shares	3,666,802
ING Global Value Choice Fund A	97,567	shares	3,301,667
Eaton Vance Small Cap Fund A	205,818	shares	2,961,721
Blackrock S&P 500 Index I **	113,616	shares	1,747,414
Oppenheimer Developing Markets Fund A	31,983	shares	1,166,420
Blackrock Global Allocation A **	54,394	shares	1,056,331
MFS Utilities Fund A	46,046	shares	756,075
Columbia Seligman Communication & Information A	10,055	shares	449,559
Blackrock Small Cap A **	12,704	shares	278,853
Invesco Mid Cap Basic Valuation Fund A	16,987	shares	209,450
Nationwide Mid Cap Market Index	13,092	shares	193,107
Blackrock Healthcare A **	31,255	shares	174,715
Blackrock Intern Index A **	12,931	shares	146,896
Nationwide Small Cap Index Fund	7,235	shares	85,879
Hartford Capital CL R4	344	shares	12,745
Total mutual funds			23,932,429

Common stock:
Interactive Intelligence, Inc. *	50,610	shares	1,323,958

Common collective trust:
Retirement Preservation Trust **	1,812,588	units	1,812,588

Notes receivable from participants *	Interest rates range from 4.25% to 9.25% with maturity dates ranging through 2025		355,337
			$27,424,312

*	Indicates a party-in-interest to the Plan.

**	These funds are managed by Bank of America, the Plan trustee and record-keeper and represent a party-in-interest to the Plan.

See accompanying reports of independent registered public accounting firms

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 28, 2011	By:	/s/ Stephen R. Head
Stephen R. Head, Chief Financial Officer
Interactive Intelligence, Inc.

/s/ Debra L. Jones
Debra L. Jones, Director of Human Resources
Interactive Intelligence, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of BKD, LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm